Exhibit 1

IncrediMail Reports $5.2M Revenues with $0.6M Net Income for Q2 2008

– Revenues Up 21% YOY –

TEL AVIV, ISRAEL – August 13, 2008 – IncrediMail Ltd. (NASDAQ: MAIL, www.incredimail-corp.com), an Internet company, today reported financial results for the second quarter ended June 30, 2008.

Revenues in the second quarter of 2008 were $5.2 million, up 21% compared with $4.3 million in the second quarter of 2007, and up 10% compared sequentially with the first quarter of 2008. The increase in revenues resulted primarily from a 34% increase in search-related activities which reached $2.4 million, as well as increased product and subscription revenues.

Although financial income in the second quarter of 2008 decreased by $0.2 million, net profit according to U.S. GAAP (Generally Accepted Accounting Principles) for the second quarter of 2008 remained $0.6 million, or $0.07 per diluted share, as compared to $0.06 per diluted share in the second quarter of 2007.

Operating expenses for the second quarter of 2008 were $4.2 million, an increase of 29% over $3.3 million recorded for the second quarter of 2007. The increase reflects:

—	Continued strong investment in product development to support the finalization of commercial versions of HiYo, the Company’s instant messaging add-on, a new version of Magentic, its personal digital-photograph presentation software, and a new version of the IncrediMail flagship email product, all of which are scheduled for release during the second half of 2008.

—	Initial ramping up of customer acquisition efforts, as part of the Company’s strategy to achieve a new level of download and registration rates. As it optimizes these operations, IncrediMail expects to further invest in these marketing channels during the second half of 2008.

—	Closure of Community and Branded Content activities, including the reduction of related marketing and development staff. This reduced certain operating expenses compared to prior periods.

Commenting on the results, Mr. Ofer Adler, IncrediMail’s CEO, said, “We are pleased to report that our search-related revenues returned to their previous growth trajectory during the second quarter, reflecting the step-by-step solidification and improvement of our relationship with Google. Even more important, our search-related revenues have grown strongly since we signed the AdSense Direct contract with Google at the end of June, demonstrating the importance of the improved communication and terms achieved in the process. To maximize and diversify our revenues from search activities, we are continuing with our efforts to improve our conversion rates and increase the number of users as well as engaging in trials with other major search providers.”

Mr. Adler continued, “We have begun to implement our strategies for increasing the download, registration and usage rates of all of our products. To fine-tune our approach to media buys, we have been testing out keywords and properties, and are also preparing direct marketing campaigns aimed at our existing user base. We are pleased to report that HiYo, our beta-stage instant messaging add-on, has accumulated more than half a million registered downloads in just a couple of months, and is demonstrating a strong viral potential. We continue to prepare for the third-quarter commercial launch of both HiYo and Magentic, and are on-track towards launching the new version of IncrediMail during the fourth quarter.”

“Taken as a whole, we are excited by our positive momentum and look forward to accelerated growth in the second half of the year,” concluded Mr. Adler.

Conference Call
IncrediMail will host a conference call to discuss the results today, August 13th at 10:30 AM EST. We invite all those interested in participating in the call to dial 1-(888)-642-5032. Callers from Israel may access the call by dialing (03) 918-0650. Participants may also access a live webcast of the conference call through the Investor Relations section of IncrediMail’s website at www.incredimail-corp.com. The webcast will be archived on the company’s website for seven days.

About IncrediMail Ltd.
IncrediMail Ltd. (NASDAQ: MAIL) is an internet company that designs, markets and delivers high end personal desktop software. The company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include Magentic, a wallpaper and screensaver software for presenting digital personal photos, and HiYo, a graphic add-on to instant messaging software.

Non-GAAP measures
Use of Non-GAAP Financial Information – In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, IncrediMail uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude reorganization expenses and non-cash stock-based compensation expenses. IncrediMail’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of IncrediMail’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Jeff Holzmann
President, IncrediMail NY
jeff@incredimail.com

### Tables Follow ###

INCREDIMAIL LTD. BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30, 2008	December 31, 2007
	(unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,199	$4,611
Short-term bank deposits	-	1,000
Marketable securities	13,171	17,911
Trade receivables	1,497	1,993
Deferred taxes	321	368
Other receivables and prepaid expenses	3,564	2,017

Total current assets	28,752	27,900

LONG-TERM ASSETS:
Severance pay fund	1,230	1,037
Deferred taxes	51	92
Long-term deposits	164	182
Restricted cash	470	458
Property and equipment, net	2,114	1,808
Goodwill	125	125
Other intangible assets, net	140	164

Total long-term assets	4,294	3,866

Total assets	$33,046	$31,766

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,280	$1,546
Deferred revenues	2,968	3,254
Accrued expenses and other liabilities	4,331	3,244

Total current liabilities	8,579	8,044

LONG-TERM LIABILITIES:
Deferred revenues	1,588	1,559
Accrued severance pay	1,620	1,392

Total long-term liabilities	3,208	2,951

SHAREHOLDERS' EQUITY
Shares issued and outstanding: 9,478,223 and 9,475,943 at June 30,
2008 and December 31, 2007, respectively	21,259	20,771

Total liabilities and shareholders' equity	$33,046	$31,766

INCREDIMAIL LTD. STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data), unaudited

	Quarter ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Revenues	$5,217	$4,304	$9,980	$8,720
Cost of revenues	437	350	888	707

Gross profit	4,780	3,954	9,092	8,013

Operating expenses:
Research and development	1,891	1,417	4,075	2,658
Selling and marketing	1,537	969	2,953	2,071
General and administrative	817	910	2,404	1,696

Total operating expenses	4,245	3,296	9,432	6,425

Operating income (loss)	535	658	(340)	1,588
Financial income, net	193	389	335	665

Income (loss) before taxes on income	728	1,047	(5)	2,253
Taxes on income	100	422	43	790

Net income (loss)	$628	$625	$(48)	$1,463

Net earnings (loss) per Ordinary share:

Basic	$0.07	$0.07	$(0.01)	$0.16

Diluted	$0.07	$0.06	$(0.01)	$0.15

Diluted weighted number of shares (in
thousands)	9,584	9,645	9,476	9,633

Non-GAAP adjustment:
Reorganization expenses	-	-	$745	-
Stock based compensation	$141	$201	523	$332

Non-GAAP net income	$769	$826	$1,220	$1,795

Non-GAAP net earnings per share :
Basic	$0.08	$0.09	$0.13	$0.19

Diluted	$0.08	$0.09	$0.13	$0.19